October 2, 2024

Xiaohao Tan
Chief Executive Officer
Ezagoo Ltd
Rm 205, 2/F, Building 17 , Yard 1
Li Ze Road , Feng Tai District
Beijing 100073, People's Republic of China

       Re: Ezagoo Ltd
           Annual Report on Form 10-K for the Fiscal Year Ended December 31,
2023
           Filed April 8, 2024
           File No. 333-228681
Dear Xiaohao Tan:

        We issued comments to you on the above captioned filing on August 27, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 10, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services